NL One Corporation

780 Reservoir Avenue, #123

Cranston, RI 02910

August 25, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NL One Corporation Request for Withdrawal of Registration Statement on Form S-1 File No. 333-165538

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”),  NL One Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form S-1 (File No. 333-165538), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 18, 2010. The Registration Statement was never declared effective.

The Company ceased pursuing its effective S-1 Registration Statement after it had no funds to move forward with day to day operations and paying legal counsel to assist with the process of gaining effectiveness of the S-1. The last S-1 Amendment was filed over four years ago. The Company has changed ownership in the past few months and intends to alter the past registration statement in its entirety then refile a new Registration Statement in line with its current goals and intentions.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement March 18, 2010; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. Should you have any questions please contact me at 401-440-9533

Very truly yours,

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

President